Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Attention:	Ajay Koduri, Staff Attorney
Larry Spirgel, Assistant Director

Re:	UTStarcom, Inc.
Form 10-K for the year ended December 31, 2007
File No. 000-29661

Dear Mr. Koduri:

This letter is to request additional time to allow UTStarcom, Inc. (the “Company”) to respond to the Staff’s December 24, 2008 comment letter (the “Comment Letter”).  As we discussed during our telephone conversation of January 13, 2009, the Company is in the process of reviewing its draft response with its public accounting firm as well as its outside counsel.  As a result, the Company respectfully requests that the time period for the Company to respond to the Comment Letter be extended to January 20, 2009.

Thank you very much for your courtesy and cooperation in this matter.

Very truly yours,

UTSTARCOM, INC.

/s/ Devang Shah
Devang Shah
Associate General Counsel